UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 3, 2025, LuxExperience B.V. provided certain updates to the transformation plan announced after acquiring YOOX Net-a-Porter Group S.p.A. in April 2025.

A copy of the press release is attached as Exhibit 99.1 of this report. The information in this Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-252319, 333-272241, 333-285691 and 333-287030) of LuxExperience B.V. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of LuxExperience B.V. dated September 3, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: September 3, 2025